FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 000-51053

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X               Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

THE9 LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By:	/s/ Hannah Lee
Name:	Hannah Lee
Title:	Chief Financial Officer

Date: February 16, 2007

Exhibit 99.1

The9 Limited Reports Fourth Quarter and Fiscal Year 2006

Unaudited Financial Results

Shanghai, China – February 15, 2007. The9 Limited (NASDAQ: NCTY)(“The9”), a leading online game operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2006.

Fourth Quarter 2006 Financial Highlights:

•	Net revenues for the fourth quarter of 2006 increased by 21% quarter-over-quarter and 33% year-over-year to RMB282.7 million (US$36.2 million).

•

Net revenues attributable to the operations of Blizzard Entertainment®’s World of Warcraft® (“WoW”)(1), which included revenues from game playing time, merchandise and installation package sales, increased by 22% quarter-over-quarter and 33% year-over-year to RMB281.4 million (US$36.1 million) in the fourth quarter of 2006.

•

Net income for the fourth quarter of 2006 was RMB105.1 million (US$13.5 million), a 63% increase from RMB64.3 million (US$8.2 million) in the third quarter of 2006, and a 54% increase from RMB68.3 million (US$8.8 million) in the fourth quarter of 2005. Excluding a financial subsidy of RMB19.8 million (US$2.5 million) received from the local government in the fourth quarter of 2006, net income for the fourth quarter of 2006 increased by 33% from the previous quarter.

•

EBITDA (non-GAAP) was RMB146.6 million (US$18.8 million) in the fourth quarter of 2006, a quarter-over-quarter increase of 39% from RMB105.4 million (US$13.5 million) in the third quarter of 2006, and a year-over-year increase of 35% from RMB 108.9 million (US$14.0 million) in the fourth quarter of 2005.

•

Fully diluted earnings per share (one American Depositary Share “ADS” represents one ordinary share) were RMB4.25 (US$0.54) for the fourth quarter of 2006, compared with RMB2.61 (US$0.33) for the third quarter of 2006, and RMB2.82 (US$0.36) for the fourth quarter of 2005. Fully diluted EBITDA (non-GAAP) per share were RMB5.93 (US$0.76) for the fourth quarter of 2006, compared with RMB4.28 (US$0.55) for the third quarter of 2006 and RMB4.50 (US$0.58) for the fourth quarter of 2005.

(1)	World of Warcraft and Blizzard Entertainment are trademarks or registered trademarks of Blizzard Entertainment, Inc. in the U.S. and/or other countries.

Fiscal Year 2006 Financial Highlights:

•	Net revenues for the fiscal year 2006 increased by 112% year-over-year to RMB985.8 million (US$126.3 million) from RMB465.0 million (US$59.6 million) for the fiscal year 2005.

•

Net income for the fiscal year 2006 was RMB312.5 million (US$40.0 million), a 331% increase year-over-year from RMB72.5 million (US$9.3 million) for the fiscal year 2005. Excluding financial subsidies of RMB31.0 million (US$4.0 million) and RMB13.4 million (US$1.7 million) received from the local government in fiscal year 2006 and 2005 respectively, net income for fiscal year 2006 increased by 376% from fiscal year 2005.

•	EBITDA (non-GAAP) was RMB476.3 million (US$61.0 million) for fiscal year 2006, compared with EBITDA (non-GAAP) of RMB151.6 million (US$19.4 million) for fiscal year 2005.

•

Fully diluted earnings per share were RMB12.72 (US$1.63) and EBITDA (non-GAAP) per share were RMB19.39 (US$2.48) for the fiscal year 2006, compared with fully diluted earnings per share RMB2.92 (US$0.37) and fully diluted EBITDA (non-GAAP) per share RMB6.11 (US$0.78) for the fiscal year 2005.

Management Comments:

Commenting on the fourth quarter 2006 results, Jun Zhu, Chairman and Chief Executive Officer of The9 said, “We are very pleased to report record revenues and earnings for our fourth quarter and fiscal year 2006. In the fourth quarter of 2006, Blizzard Entertainment’s World of Warcraft game attained peak and average concurrent users of over 680,000 and 340,000, respectively, in mainland China. As of December 31, 2006, approximately 6.8 million paid accounts had been activated(2).

In addition to the World of Warcraft, which continues to experience steady growth, two of our new games, Guild Wars and Soul of The Ultimate NationTM are currently in limited open beta testing and close beta testing respectively. In addition, to date in 2007, we have obtained exclusive licenses to operate in mainland China Ragnarok Online 2 and Emil Chronicle Online, two cartoon-style massively multiplayer online role playing games, and Huxley, a highly-rated massively multiplayer online first-person shooting game. Entering 2007, we believe The9 possesses one of the strongest and most diversified game portfolios in the China online game industry. With our strong pipeline of games, The9 will continue to leverage its solid operating capabilities to deliver multiple high-caliber games in the mainland China market and will provide fulfilling and exciting entertainment to Chinese online game players.”

(2)	Activated paid accounts represent the number of CD Keys that we sold to customers and have been activated by customers to log-on to Blizzard Entertainment’s World of Warcraft game in China.

Hannah Lee, Vice President and Chief Financial Officer, commented, “We are encouraged to see Blizzard Entertainment’s World of Warcraft game resumed strong growth momentum in the fourth quarter of 2006, proving that the strategy in the third quarter of 2006, such as merging servers and opening new server sites, were worthwhile investments for the WoW game. In the meantime, several of our new games are being prepared for the Chinese market. We expect the year 2007 will be an even more exciting year as we plan to roll out the highly anticipated expansion pack for World of Warcraft: The Burning Crusade™, to introduce multiple high-caliber games to the mainland China market, and to further enhance and diversify our product pipeline. Executing on our strategy, we will continue to leverage The9’s leading market position as well as operational experiences and strengths to drive long-term sustainable shareholder value.”

Discussion of The9’s Fourth Quarter and Fiscal Year 2006 Results (Preliminary Unaudited)

Revenues

For the fourth quarter of 2006, The9 reported net revenues of RMB282.7 million (US$36.2 million), a 21% increase from the third quarter of 2006 and 33% increase from the fourth quarter of 2005. For fiscal year 2006, net revenues increased by 112% to RMB985.8 million (US$126.3 million) from RMB 465.0 million (US$59.6 million) in fiscal year 2005.

The substantial year-over-year revenue increase is primarily the result of The9 commencing commercial operation of Blizzard Entertainment’s World of Warcraft game in mainland China in June 2005. In fiscal year 2005, approximately seven months of revenues from WoW was recorded, whereas in fiscal year 2006, WoW was in full year operations. For the fourth quarter and fiscal year 2006, net revenues attributable to the operations of WoW, including game playing time, merchandise sales and other related revenues, were RMB281.4 million (US$36.1 million) and RMB977.6 million (US$125.3 million), respectively.

For the fourth quarter of 2006, online game services gross revenues were RMB296.7 million (US$38.0 million), a 23% increase from the third quarter of 2006 and 34% increase from the fourth quarter of 2005. For fiscal year 2006, these revenues were RMB1,028.0 million (US$131.7 million), compared with RMB466.6 million (US$59.8 million) in fiscal year 2005.

For the fourth quarter of 2006, gross revenues from game operating support, website solutions and advertisement, were RMB0.5 million (US$0.06 million), a decrease of 81% from the previous quarter and 44% from the same period of last year. For fiscal year 2006, these revenues were RMB4.8 million (US$0.6 million), a decrease of 21% from RMB6.1 million (US$0.8 million) in fiscal year 2005. The decrease in these revenues was mainly due to the decline in revenues of the MU game.

Other gross revenues mainly included sales of WoW related merchandise and installation packages. For the fourth quarter of 2006, other gross revenues decreased to RMB0.6 million (US$0.08 million) from RMB1.9 million (US$0.2 million) in the third quarter of 2006 and RMB1.8 million (US$0.2 million) in the fourth quarter of 2005. For fiscal year 2006, other gross revenues decreased by 66% to RMB5.6 million (US$0.7 million) from RMB16.6 million (US$2.1 million) in fiscal year 2005, primarily due to a decrease of sales of WoW installation packages in fiscal year 2006 compared to such sales in fiscal year 2005, when more installation packages were sold with the commercialization of the WoW game in June 2005.

Gross Profit

Gross profit for the fourth quarter of 2006 increased by 25% quarter-over-quarter and 38% year-over-year to RMB134.7 million (US$17.3 million), mainly due to increased revenues. Gross profit margin increased to 48% for the fourth quarter of 2006 from 46% in both the previous quarter and the same period of last year. The sequential improvement in gross profit margin was mainly because of increased player usage and utilization of server capacities in the fourth quarter of 2006 following the completion of planned server merges and opening of a new server site in the third quarter of 2006.

For fiscal year 2006, gross profit increased by 106% to RMB461.8 million (US$59.2 million) from RMB224.6 million (US$28.8 million) in fiscal year 2005. The year-over-year increase of gross profit was primarily due to full year revenue contribution from operations of Blizzard Entertainment’s World of Warcraft in fiscal year 2006 versus only approximately seven months of revenue contribution in fiscal year 2005. Gross profit margin for fiscal year 2006 was 47%, remained relatively stable compared to 48% for fiscal year 2005.

Operating Expenses

For the fourth quarter of 2006, operating expenses were RMB54.7 million (US$7.0 million), a 23% increase from RMB44.6 million (US$5.7 million) in the previous quarter and 22% increase from RMB44.7 million (US$5.7 million) in the same period of last year. The sequential increase in operating expenses was a combined result of increased sales and marketing expenses relating to the preparation for the launch of Guild Wars and the Soul of the Ultimate NationTM games in mainland China, and increased general and administrative expenses due to higher year-end related professional fees.

For fiscal year 2006, operating expenses totaled RMB191.6 million (US$24.6 million), a 16% increase from RMB164.9 million (US$21.1 million) for the fiscal year of 2005. This was primarily due to increased general and administrative expenses primarily related to headcount increase, share-based compensation expenses resulting from the adoption of SFAS 123(R), Share-Based Payment, effective from January 1, 2006, and higher professional fees.

Income from Operations

For the fourth quarter of 2006, profit from operations increased by 26% quarter-over-quarter and 52% year-over-year to RMB80.0 million (US$10.3 million). Operating margin for the fourth quarter of 2006 was 28%, compared to 27% in the third quarter of 2006 and 25% in the fourth quarter of 2005.

For fiscal year 2006, we recorded profit from operations of RMB270.2 million (US$34.6 million), a 352% increase compared with RMB59.7 million (US$7.6 million) in fiscal year 2005. Operating margin for the fiscal year 2006 was 27%, compared to 13% in the fiscal year 2005. Consistent with revenue growth, this significant improvement was primarily due to full year commercial operations of World of Warcraft in fiscal year 2006 versus approximately seven months in fiscal year 2005.

Other Income (Expenses)

Other income for the fourth quarter of 2006 was RMB19.1 million (US$2.5 million) compared to other expenses of RMB1.0 million (US$0.1 million) in the third quarter of 2006 and RMB12.2 million (US$1.6 million) in the fourth quarter of 2005. The sequential improvement was primarily due to the receipt of a financial subsidy of RMB19.8 million (US$2.5 million) from the local government, whereas no similar financial subsidy was received in the third quarter of 2006.

For fiscal year 2006, other income increased by 96% to RMB28.4 million (US$3.6 million) from RMB14.5 million (US$1.9 million) in fiscal year 2005. This was primarily because in fiscal year 2006, we received financial subsidies from the local government which amounted to RMB31.0 million (US$4.0 million), whereas in fiscal year 2005, such financial subsidies only amounted to RMB13.4 million (US$1.7 million).

Gain on Investment Disposal

In the fourth quarter of 2006, we recognized a gain of approximately RMB23.4 million (US$3.0 million) from the sale of our equity interest in the joint venture in Taiwan that operates Blizzard Entertainment’s World of Warcraft in other greater China regions.

Impairment Loss on Investment

In the fourth quarter of 2006, we recorded an impairment provision of RMB20.4 million (US$2.6 million) in connection with an investment accounted for by the Company under the equity method. No such impairment was recognized in fiscal year 2005.

Loss on Equity Investments

For the fourth quarter of 2006, loss on equity investments, net of taxes, amounted to RMB1.1 million (US$0.1 million), which remained relatively stable compared to a loss of RMB1.2 million (US$0.2 million) for the third quarter of 2006, but represented a 75% improvement compared to a loss of RMB4.6 million (US$0.6 million) for the fourth quarter of 2005. The significant year-over-year improvement was primarily due to the joint venture that operates World of Warcraft in other greater China regions, which we disposed of in late fiscal year 2006, recorded a profit during the fourth quarter of 2006, which offset, to a large extent, the losses made by other affiliated companies that were still in the development or early game commercialization stages. The joint venture recorded a loss during the same period of last year.

For fiscal year 2006, we recorded RMB0.9 million (US$0.1 million) of loss on equity investments, net of taxes, compared to a loss of RMB13.7 million (US$1.8 million) for fiscal year 2005. This is also due to the reasons explained above.

Net Income

For the fourth quarter of 2006, net income was RMB105.1 million (US$13.5 million), which increased by 63% quarter-over-quarter from RMB64.3 million (US$8.2 million) in the third quarter of 2006 and 54% year-over-year from RMB68.3 million (US$8.8 million) in the fourth quarter of 2005. This was a result of the cumulative effect of the foregoing factors. Fully diluted earnings per share and per ADS for the fourth quarter of 2006 was RMB4.25 (US$0.54), compared to RMB2.61 (US$0.33) in the third quarter of 2006 and RMB2.82 (US$0.36) in the fourth quarter of 2005.

For fiscal year 2006, net income totaled RMB312.5 million (US$40.0 million), a 331% increase from RMB72.5 million (US$9.3 million) for fiscal year 2005. This was a result of the cumulative effect of the foregoing factors. Fully diluted earnings per share and per ADS for fiscal year 2006 was RMB12.72 (US$1.63), compared to RMB2.92 (US0.37) in fiscal year 2005.

EBITDA (non-GAAP) is defined as earnings or loss, respectively, before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. For the fourth quarter of 2006, EBITDA (non-GAAP) was RMB146.6 million (US$18.8 million) compared to EBITDA (non-GAAP) of RMB105.4 million (US$13.5 million) for the previous quarter and RMB108.9 million (US$14.0 million) for the same period of last year. For fiscal year 2006, EBITDA (non-GAAP) totaled RMB476.3 million (US$61.0 million) compared to EBITDA (non-GAAP) of RMB151.6 million (US$19.4 million) for the fiscal year 2005.

For the fourth quarter of 2006, fully diluted EBITDA (non-GAAP) per share was RMB5.93 (US$0.76) compared with RMB4.28 (US$0.55) for the third quarter of 2006 and RMB4.50 (US$0.58) in the fourth quarter of 2005. For fiscal year 2006, fully diluted EBITDA (non-GAAP) per share was RMB19.39 (US$2.48) compared with EBITDA (non-GAAP) per share of RMB6.11 (US$0.78) for fiscal year of 2005.

As at December 31, 2006, the Company's total cash and cash equivalents balance was RMB937.8 million (US$120.2 million). The increase in cash and cash equivalents from RMB488.2 million (US$62.6 million) as at December 31, 2005 was mainly due to the combined result of increased receipts from prepaid game points, and the above-mentioned financial subsidies, offset in part by purchases of servers, prepaid royalty payments to the licensor relating to WoW’s China operations, the final payments in early 2006 relating to the purchase of the remaining interest in the entity that operates WoW in China, and payments relating to the license fees for the Guild Wars and Hellgate: London games as well as an equity investment made during the year.

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this press release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29,

2006 (the last business day of fourth quarter and fiscal year 2006), which was RMB7.8041 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2006 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant difference from the audited financial statements to this preliminary unaudited financial information. In addition, because management's evaluation of our internal controls over financial reporting in connection with of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representations as to the effectiveness of those internal controls as of the end of our 2006 fiscal year.

Non-GAAP Measure

To supplement the consolidated financial statements presented in accordance with accounting principles generally accepted in the United States (“GAAP”), The9 uses the non-GAAP measure of EBITDA, which is adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude certain expenses. The non-GAAP financial measure is provided to enhance investors’ overall understanding of the Company’s operating performance.

EBITDA (non-GAAP) is defined as earnings before depreciation of fixed assets, amortization of intangibles and income tax expenses/benefits, as applicable. The Company believes its EBITDA provides useful information to both management and investors as it excludes certain expenses that are not expected to result in future cash payments. The use of EBITDA has certain limitations. Depreciation and amortization expense for various assets and income tax expenses/benefits have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of our results. EBITDA should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our depreciation and amortization, and income tax expenses/benefits in our reconciliations to the GAAP financial measure, which should be considered when evaluating our performance. EBITDA is not defined under GAAP, and our EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing our operating performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, our EBITDA may not be comparable to similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as we do. For more information on this non-GAAP financial measure, please see the tables captioned “Reconciliation of non-GAAP to GAAP results” set forth at the end of this release.

Management Appointment

The9 today announced that it has appointed Fumin (Benjamin) Lin as Vice President, effective February 14, 2007. Mr. Lin will participate in leading various aspects of The9’s game operations.

Before joining The9, since January 2006, Mr. Lin has served as General Manager of Joypark Webstar Technology Co., Ltd. in Beijing, an affiliated company of Softstar Entertainment Inc. From October 2001 to December 2005, Mr. Lin has served various management functions at Square-Enix Webstar Inc., a joint venture between Softstar Entertainment Inc. in Taiwan and Square Enix Co., Ltd. in Japan, and led it to be the leading game developer and publisher in Asia. From October 2000 to September 2001, he had served as Assistant Vice President of Webstar Inc. in Taipei. Prior to that, Benjamin had worked as a product manager at Softstar Entertainment Inc. and Dynalab Inc. Mr. Lin is experienced in leading MMORPG operations in China. Mr. Lin received his Bachelor's degree in Arts & Advertisement from the Chinese Culture University in Taipei, Taiwan.

Other Developments

The9 also announced that it has entered into an agreement to purchase the office building in Shanghai, PRC, in which it is currently headquartered, and has leased since mid 2005. It is expected that The9 will utilize its existing working capital to fund this capital investment.

Conference Call / Webcast Information

The9’s management team will host a conference call on Wednesday, February 14, 2007 at 8:00 PM, US Eastern Time, corresponding with Thursday, February 15, 2007 at 9:00 AM, Beijing Time, to present an overview of The9’s financial performance and business operations.

Investors, analysts and other interested parties will be able to access the live conference by calling +1-617-597-5325, password “88306312". In the U.S., members of the financial community may also participate in the call by dialing toll-free +1-866-713-8566, password “88306312”. A replay of the call will be available through February 22, 2007. The dial-in details for the replay: U.S. toll free number +1-888-286-8010, International dial-in number +1-617-801-6888; Password “34934768”.

The9 Limited will also provide a live webcast of the earnings call. Participants in the webcast should log onto the Company’s web site www.corp.the9.com 15 minutes prior to the call, then click on the icon for “The9 Limited Q4 and Fiscal Year 2006 Earnings Conference Call” and follow the instructions.

About The9 Limited

The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing MMORPGs for the Chinese online game players market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Mystina Online, Blizzard Entertainment®’s World of Warcraft®, and its first proprietary MMORPG, Joyful Journey WestTM, in China. It has also obtained exclusive licenses to operate additional MMORPGs in China, including Granado Espada, Soul of The Ultimate NationTM, Guild Wars, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online and Huxley. In addition, The9 is also working on the development of a 3D fantasy MMORPG game, Fantasy Melody OnlineTM.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Dahlia Wei

Senior Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/

– Tables follow –

THE9 LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended				Year Ended
	December 31, 2005 RMB	September 30, 2006 RMB	December 31, 2006 RMB	December 31, 2006 US$	December 31, 2005 RMB	December 31, 2006 RMB	December 31, 2006 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
Revenues:
Online game services	220,717,384	241,164,777	296,721,036	38,021,173	466,554,760	1,027,963,574	131,720,964
Game operating support, website solutions and advertisement	887,822	2,671,945	495,169	63,450	6,050,065	4,800,019	615,064
Other revenues	1,795,408	1,917,314	598,872	76,738	16,586,027	5,564,186	712,982

	223,400,614	245,754,036	297,815,077	38,161,361	489,190,852	1,038,327,779	133,049,010

Sales Taxes	(11,164,248)	(12,367,467)	(15,138,187)	(1,939,774)	(24,164,182)	(52,501,980)	(6,727,487)

Net Revenues	212,236,366	233,386,569	282,676,890	36,221,587	465,026,670	985,825,799	126,321,523

Cost of Services	(114,950,079)	(125,522,051)	(147,970,185)	(18,960,570)	(240,415,737)	(524,031,705)	(67,148,256)

Gross Profit	97,286,287	107,864,518	134,706,705	17,261,017	224,610,933	461,794,094	59,173,267

Operating Expenses:
Product development	(7,825,264)	(7,749,225)	(5,176,455)	(663,299)	(40,642,275)	(30,781,632)	(3,944,290)
Sales and marketing	(14,172,398)	(11,699,467)	(17,982,287)	(2,304,210)	(61,805,046)	(59,574,787)	(7,633,781)
General and administrative	(22,666,412)	(25,112,296)	(31,501,431)	(4,036,523)	(62,450,984)	(101,282,708)	(12,978,141)

Total operating expenses:	(44,664,074)	(44,560,988)	(54,660,173)	(7,004,032)	(164,898,305)	(191,639,127)	(24,556,212)

Profit from operations	52,622,213	63,303,530	80,046,532	10,256,985	59,712,628	270,154,967	34,617,055
Interest income, net	642,082	2,479,258	3,023,648	387,444	10,021,605	9,136,273	1,170,702
Other income (expenses), net	12,208,696	(1,034,921)	19,123,592	2,450,455	14,467,150	28,416,722	3,641,255

Income before income tax benefit (expense), gain on investment disposal, minorty interest and loss on equity investments	65,472,991	64,747,867	102,193,772	13,094,884	84,201,383	307,707,962	39,429,012
Income tax benefit (expense)	733,186	794,368	1,015,569	130,133	(168,255)	2,669,763	342,097

Income before gain on investment disposal, impairment loss on investment and loss on equity investments	66,206,177	65,542,235	103,209,341	13,225,017	84,033,128	310,377,725	39,771,109
Gain on investment disposal	6,715,917	—	23,409,702	2,999,667	6,715,917	23,409,702	2,999,667
Impairment loss on investment	—	—	(20,401,915)	(2,614,256)	—	(20,401,915)	(2,614,256)
Loss on equity investments, net of taxes	(4,601,416)	(1,208,010)	(1,148,792)	(147,204)	(13,736,790)	(908,464)	(116,409)
Minority interests	—	—	—	—	(4,540,568)	—	—

Net income	68,320,678	64,334,225	105,068,336	13,463,224	72,471,687	312,477,048	40,040,111

Other comprehensive income:
Translation adjustments	1,115,748	—	—	—	73,963	—	—

Comprehensive Income	69,436,426	64,334,225	105,068,336	13,463,224	72,545,650	312,477,048	40,040,111

Earnings per share
- Basic	2.82	2.62	4.28	0.55	3.00	12.78	1.64

- Diluted	2.82	2.61	4.25	0.54	2.92	12.72	1.63

Weighted average shares outstanding
- Basic	24,206,154	24,508,974	24,564,824	24,564,824	24,192,113	24,456,507	24,456,507

- Diluted	24,218,551	24,615,761	24,713,922	24,713,922	24,804,997	24,565,947	24,565,947

THE9 LIMITED

CONSOLIDATED BALANCE SHEETS

(Expressed in Renminbi - RMB and US Dollars - US$)

	As at
	December 31, 2005 RMB	December 31, 2006 RMB	December 31, 2006 US$
	(audited)	(unaudited)	(unaudited)
Assets
Current Assets
Cash and cash equivalents	488,244,667	937,845,817	120,173,475
Accounts receivable	10,593,866	10,174,484	1,303,736
Due from related parties	12,395,125	—	—
Advances to suppliers	4,289,443	9,036,620	1,157,932
Prepayments and other current assets	28,395,864	69,153,131	8,861,128
Prepaid royalties	42,995,946	27,558,207	3,531,247
Deferred costs	24,075,214	33,324,942	4,270,184

Total current assets	610,990,125	1,087,093,201	139,297,702

Investments in equity investees	46,835,993	30,117,605	3,859,203
Property, equipment and software	231,436,683	227,512,006	29,152,882
Goodwill	30,199,751	30,199,751	3,869,729
Intangible assets	289,035,226	244,271,279	31,300,378
Long-term deposits	3,132,338	—	—
Deferred tax assets, non-current	2,104,464	5,391,123	690,806

Total Assets	1,213,734,580	1,624,584,965	208,170,700

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable	15,948,674	12,692,978	1,626,450
Due to related parties	3,181,004	332,797	42,644
Other taxes payable	8,123,356	23,589,754	3,022,739
Advances from customers	61,651,267	88,040,975	11,281,375
Deferred revenue	76,514,940	111,302,531	14,262,059
Other payables and accruals	26,793,070	52,467,643	6,723,085
Acquisition related liability	79,537,653	—	—

Total current liabilities	271,749,964	288,426,678	36,958,352

Minority interests	—	—	—
Commitments and contingencies	—	—	—

Shareholders’ Equity
Common shares (US$0.01 par value; 24,214,130 and 24,688,038 shares issued and outstanding as of December 31, 2005 and 2006)	2,004,033	2,041,673	261,615
Additional paid-in capital	860,068,478	941,786,807	120,678,465
Statutory reserves	54,172	20,745,422	2,658,272
Accumulated other comprehensive income	59,346	—	—
Retained earnings	79,798,587	371,584,385	47,613,996

Total shareholders' equity	941,984,616	1,336,158,287	171,212,348

Total liabilities and shareholders' equity	1,213,734,580	1,624,584,965	208,170,700

THE9 LIMITED

RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(Expressed in Renminbi - RMB and US Dollars - US$, except share data)

	Quarter Ended				Year Ended
	December 31, 2005 RMB	September 30, 2006 RMB	December 31, 2006 RMB	December 31, 2006 US$	December 31, 2005 RMB	December 31, 2006 RMB	December 31, 2006 US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income	68,320,678	64,334,225	105,068,336	13,463,224	72,471,687	312,477,048	40,040,111
Depreciation of fixed assets	16,065,956	18,513,748	21,666,970	2,776,357	39,463,381	76,158,886	9,758,830
Amortization of intangibles	25,248,349	23,306,626	20,885,566	2,676,230	39,521,407	90,286,523	11,569,114
Income tax expense (benefit)	(733,186)	(794,368)	(1,015,569)	(130,133)	168,255	(2,669,763)	(342,097)

EBITDA (Non-GAAP)	108,901,797	105,360,231	146,605,303	18,785,678	151,624,730	476,252,694	61,025,958

GAAP earnings per share
- Basic	2.82	2.62	4.28	0.55	3.00	12.78	1.64

- Diluted	2.82	2.61	4.25	0.54	2.92	12.72	1.63

Non-GAAP EBITDA per share
- Basic	4.50	4.30	5.97	0.76	6.27	19.47	2.50

- Diluted	4.50	4.28	5.93	0.76	6.11	19.39	2.48

Weighted average shares outstanding
- Basic	24,206,154	24,508,974	24,564,824	24,564,824	24,192,113	24,456,507	24,456,507

- Diluted	24,218,551	24,615,761	24,713,922	24,713,922	24,804,997	24,565,947	24,565,947